Exhibit 99.1

NEWS RELEASE

Toronto, March 10, 2021

(in U.S. dollars unless otherwise noted)

Franco-Nevada Announces Record Annual Results and Dividend Increase

Two new acquisitions increase growth outlook

“In 2020, the challenges of the COVID-19 pandemic highlighted the diversity of our portfolio, the commitment of our staff, and the resolve of the employees and communities at our assets,” stated Paul Brink, CEO. “With record precious metals prices through the year and the recovery of energy prices in the second half of the year, Franco-Nevada generated record financial results. We are pleased to announce a new precious metals stream on the Condestable copper mine in Peru and the acquisition of a portfolio of natural gas royalties in the Haynesville play in Texas. We expect strong growth in 2021 and over the next 5 years, driven by the ongoing Cobre Panama ramp-up, the two newly acquired assets and from broad organic growth across the portfolio. On the strength of this outlook, we are increasing the quarterly dividend to $0.30/share starting with our second quarter dividend payment in June which will be declared in May. We are proud that this 15.4% increase will mark our 14th annual dividend increase. We have also strengthened our commitment to increase diversity at Franco-Nevada by adopting a goal of at least 40% diverse representation at the Board and senior management levels.”

		2020		Q4/2020
	Record annual results	vs	Strong Q4 results	vs
		2019		Q4/2019
GEOs[1] sold	521,564	+1%	147,476	-4%
Revenue	$1,020.2 million	+21%	$304.5 million	+18%
Net income	$326.2 million ($1.71/share)	-5%	$176.7 million ($0.93/share)	+56%
Adjusted Net Income[2]	$516.3 million ($2.71/share)	+51%	$163.0 million ($0.85/share)	+47%
Adjusted EBITDA[3]	$839.6 million	+25%	$253.7 million	+26%

Strong Financial Position

●	Debt free and $1.9 billion in available capital
●	Generated >$800 million in annual operating cash flow
●	Quarterly dividend increased 15.4% to $0.30/share

Sector Leading ESG

●	Ranked #1 by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Contributed to help communities through the COVID-19 crisis
●	Committed to the World Gold Council’s “Responsible Gold Mining Principles”
●	Signatory of the UN Global Compact and BlackNorth Initiative pledge

Portfolio Growth

●	Guiding to GEOs sales growth and Energy revenue growth in both 2021 and over 5 years
●	Underpinned by long-life core assets (Cobre Panama, Candelaria, Antapaccay and Antamina)
●	Expansions (Cobre Panama, Detour, Stillwater, Tasiast)
●	New mines (Salares Norte, Hardrock, Stibnite Gold, Valentine Lake)
●	Condestable precious metal stream and Haynesville natural gas royalties add immediate cash flow

Future Optionality

●	Exploration success (Detour, Duketon, Guadalupe, Canadian Malartic, Macassa, South Arturo)
●	New gold mine potential (Valentine Lake, Monument Bay, Eskay Creek, Fenelon)
●	Long-term growth options in copper (Rosemont, Alpala, Taca Taca, NuevaUnión) and the Ring of Fire

Annual revenue and GEOs Sold by commodity
	2020		2019
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
Gold	405,033	$718.1	387,663	$545.8
Silver	59,606	106.4	58,906	83.2
PGMs	47,038	86.2	52,813	75.6
Other Mining Assets	9,887	17.8	17,056	23.6
Mining	521,564	$928.5	516,438	$728.2
Oil	—	55.7	—	87.5
Gas	—	24.4	—	18.0
NGL	—	11.6	—	10.4
	521,564	$1,020.2	516,438	$844.1

Quarterly revenue and GEOs Sold by commodity
	Q4/2020		Q4/2019
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
Gold	110,815	$208.4	117,698	$174.8
Silver	20,403	38.0	15,427	22.8
PGMs	11,162	20.9	16,271	24.6
Other Mining Assets	5,096	9.4	4,000	5.9
Mining	147,476	$276.7	153,396	$228.1
Oil	—	15.7	—	23.6
Gas	—	9.3	—	3.7
NGL	—	2.8	—	2.7
	147,476	$304.5	153,396	$258.1

For Q4/2020, revenue was sourced 90.9% from gold and gold equivalents (68.4% gold, 12.5% silver, 6.9% PGM and 3.1% other mining assets). Geographically, revenue was sourced 88.4% from the Americas (55.0% Latin America, 14.5% U.S. and 18.9% Canada).

Portfolio Additions

●	Condestable Stream: On March 8, 2021, Franco-Nevada closed a $165 million precious metals stream with reference to the gold and silver production from the Condestable mine, an operating underground copper-gold-silver mine near Lima, Peru. The Condestable mine is owned and operated by a majority-owned subsidiary of Southern Peaks Mining LP (“SPM”), a private company. Effective January 1, 2021, Franco-Nevada will receive deliveries of 8,760 ounces of gold and 291,000 ounces of silver annually until December 31, 2025, followed thereafter by variable deliveries based on a percentage of gold and silver in concentrate. Franco-Nevada will pay 20% of the spot price for gold and silver for each ounce delivered under the stream.
●	Haynesville Royalty Portfolio: On December 29, 2020, Franco-Nevada acquired a royalty portfolio in the Haynesville natural gas play, in Texas, from Mesa Minerals Partners LLC, a Quantum Energy Partners portfolio company, for $135 million. The Haynesville represents one of the most active gas plays in North America owing to its strong underlying economics and proximity to the U.S. Gulf Coast, which reduces transport costs. The royalty portfolio was assembled in partnership with upstream operator, Rockcliff Energy II LLC, and with the benefit of prioritization under the Rockcliff’s near-term drilling schedule. The royalties generated royalties of $4.2 million in Q4/2020, providing immediate cash flow and increasing the weighting of natural gas within the energy portfolio. Based on Rockcliff’s current drilling activity, royalty production is expected to be sustained at current levels in 2021.

2021 Guidance

In 2021, we expect attributable royalty and stream sales to total 555,000 to 585,000 GEOs from our Mining assets and additional revenue of $115 to $135 million from our Energy assets. Of the royalty and stream sales from mining assets, we expect 375,000 to 405,000 GEOs from our various stream agreements. For 2021 guidance, silver, platinum and palladium prices have been converted to GEOs using commodity prices of $1,750 Au, $25.00 Ag, $1,100 Pt and $2,200 Pd. The WTI oil price and Henry Hub natural gas price are assumed to average $55 per barrel and $2.50 per mcf. We estimate depletion expense to be $250 to $280 million. The 2021 guidance and 5-year outlook below are based on public forecasts and other disclosure by the third-party owners and operators of our assets or our assessment thereof.

5-Year Outlook

Franco-Nevada expects its existing portfolio to produce between 600,000 and 630,000 GEOs by 2025, and additional revenue of $150 and $170 million from our Energy assets. This outlook assumes that the Cobre Panama project will have expanded its mill throughput capacity to 100 million tonnes per year during 2023. It also assumes continued deliveries from Sudbury into 2025, the commencement of production at Salares Norte, Hardrock, Stibnite Gold and Valentine Lake, and that the stream at MWS will have reached its cap. It is expected the remaining committed capital of $114.0 million for the Royalty Acquisition Venture with Continental will be funded. The commodity price assumptions are the same as those used for our 2021 guidance and assume no other acquisitions other than the Condestable stream.

Corporate Updates

Franco-Nevada is pleased to announce that its Board of Directors has decided to raise its quarterly dividend to $0.30 per share, effective for the second quarter of 2021. The dividend will be a 15.4% increase from the previous $0.26 per share quarterly dividend and will mark the 14th consecutive annual dividend increase for Franco-Nevada shareholders. Canadian investors in Franco-Nevada’s IPO in December 2007 will be receiving an effective 10.0% yield on their cost base. The Board of Directors plans on formally declaring the second quarter dividend of $0.30 per share in May 2021 with payment by the end of June 2021.

Franco-Nevada is also pleased to announce that its Board of Directors has adopted a goal of 40% diverse representation at the Board and senior management level by 2025. The new goal affirms Franco-Nevada’s commitment to improve the representation of women, black people, indigenous peoples, racial minorities, people with disabilities, and members of the LGBTQ+ community at the leadership level. The Company recognizes that diversity and inclusion are critical to its success and is striving to build on the progress it has already made.

Q4/2020 Portfolio Updates

Gold Equivalent Ounces Sold: GEOs sold for the quarter were 147,476, a decrease of 3.9% from the 153,396 sold in Q4/2019. Higher contributions from Hemlo, Cobre Panama, Antapaccay and Antamina were partly offset by lower contributions from Candelaria and Gold Quarry.

Latin America:

●	Cobre Panama (gold and silver stream) – GEOs delivered and sold were higher in Q4/2020 than one year earlier, as the mine continues its ramp-up. Earlier in the year, First Quantum suspended operations at Cobre Panama from April to July 2020 due to the COVID-19 pandemic and restarted full production levels in August ahead of schedule. For 2021, First Quantum expects Cobre Panama to produce between 300,000 and 330,000 tonnes of copper as it continues to ramp up. Franco-Nevada expects sales in 2021 to be between 105,000 and 125,000 GEOs, up from 76,348 GEOs in 2020.
●	Candelaria (gold and silver stream) – GEOs delivered and sold decreased in Q4/2020 relative to the same quarter in 2019. The operation was suspended in October 2020 due to labour strikes but returned to full production in December after reaching new collective agreements. With the Candelaria Mill Optimization Project now complete, Franco-Nevada expects sales in 2021 to be between 65,000 and 75,000 GEOs, up from 59,655 GEOs in 2020.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold were higher in Q4/2020 than one year earlier. In 2021, Franco-Nevada expects sales to be between 55,000 and 65,000 GEOs, down from 65,901 GEOs in 2020 due to planned lower grades based on the life of mine plan. Infill drilling in 2020 at Coroccohuayco has increased confidence in the mineral resources available and the project has been rescoped as an open pit with mine planning reset to the conceptual level.
●	Antamina (22.5% silver stream) – GEOs delivered and sold were higher in Q4/2020, reflecting an increase in ounces sold and higher silver prices than one year earlier. The operation resumed full production levels in the second half of 2020 following a temporary shutdown due to COVID-19. Franco-Nevada expects production in 2021 to be 3.0 million to 3.2 million ounces of silver, up from 2.8 million ounces sold in 2020.
●	Guadalupe-Palmarejo (50% gold stream) – Sales from Guadalupe-Palmarejo were higher than in the same quarter in 2019, reflecting higher grades and recoveries. Coeur reported positive results from its infill drilling at the Guadalupe deposit.
●	Cerro Moro (2% royalty) – Production at Cerro Moro was impacted by changes in COVID-19 restrictions imposed in Argentina near the end of the year. Yamana reported that it expects operational challenges to continue in the first half of 2021, but to normalize as the vaccination program ramps up in Argentina.
●	Salares Norte (2% royalty) – Gold Fields reported that construction of the Salares Norte mine commenced in 2020, and pre-stripping of the pit and construction of the processing plant started in January 2021. Gold Fields reported that the project is on schedule for first production in the first quarter of 2023.
●	Taca Taca (1% royalty) – In November 2020, First Quantum filed an updated NI 43-101 Technical Report and declared a maiden mineral reserve of over 7.7 million tonnes of contained copper. First Quantum is continuing with the project pre-development and feasibility activities.

U.S.:

●	Stillwater (5% royalty) – Stillwater benefited from strong palladium prices during the quarter. Sibanye-Stillwater reported that production at its U.S. PGM operations improved in the second half of 2020 but were impacted by COVID-19 in Q4/2020. A meaningful increase in PGM production is forecasted for 2021.
●	South Arturo (4-9% royalty) – In December 2020, Premier Gold announced that the South Arturo property will be spun out to a newly created company called i-80 Gold Corp. In January 2021, Premier reported increased mineral reserves and resources and released a positive pre-feasibility study which includes the underground El Niño mine and the proposed Phase 1 open pit.
●	Castle Mountain (2.65% royalty) – Commercial production at Castle Mountain was reached in November 2020. The Phase 1 operation is expected to produce on average 40,000 ounces of gold annually. A feasibility study for the Phase 2 expansion, where annual average production is expected to increase to 200,000 ounces, is targeted for completion in H1/2021.
●	Gold Quarry (7.29% royalty) – Franco-Nevada recorded an adjustment in Q4/2020 due to its royalty payments no longer being based on the minimum payment obligations tied to mineral reserves and stockpiles. The adjustment resulted in a credit of 2,442 GEOs, compared to 4,184 GEOs being earned in Q4/2019. Going forward, Franco-Nevada expects its royalty from Gold Quarry to decrease to approximately 5,500 GEOs in 2021, and to 1,350 per annum thereafter.
●	Mesquite (0.5-2% royalty) – Equinox Gold plans to invest in a stripping program to access a higher-grade deposit, a leach pad expansion and a new truck fleet to support a longer life of mine. In October 2020, Equinox announced that it had increased mineral reserves by 28% and measured and indicated mineral resources by 94%.
●	Stibnite (1.7% royalty) – Perpetua Resources, formerly Midas Gold, released a positive feasibility study in December 2020. A record of decision from the U.S. Forest Service with respect to the final Environmental Impact Statement is expected in late 2021.

Canada:

●	Detour Lake (2% royalty) – In December 2020, Kirkland Lake Gold announced plans to grow production to approximately 800,000 ounces in 2025 within the current mine plan. In addition, the operator plans to present a new mine plan in 2022 which it believes could significantly improve the longer-term outlook for Detour Lake, with the establishment of a “super pit” concept based on the potential existence of a much larger, continuous deposit around the existing pit locations.
●	Hemlo (3% royalty & 50% NPI) – Revenue from Hemlo increased significantly relative to the same quarter in 2019 as the 50% NPI on Interlake benefited from higher gold prices and increased production from grounds where Franco-Nevada has royalty interests. In addition, the Company recorded royalties of $8 million related to prior periods during the quarter. In 2021, Franco-Nevada expects royalties from the Hemlo NPI to range from 20,000 to 30,000 GEOs, down from a record 40,155 GEOs in 2020.
●	Kirkland Lake (1.5-5.5% royalty & 20% NPI) – Macassa achieved its best quarter of production in 2020 in Q4/2020, after production having been affected by reduced operations due to COVID-19 and by unscheduled downtime in the mill. Production at Macassa is expected to ramp up over the next three years, reaching 400,000 ounces in 2023 following completion of the #4 Shaft.
●	Musselwhite (2% royalty and 5% NPI) – Franco-Nevada anticipates payments from its NPI royalties from Musselwhite to resume in 2021, after Newmont announced in December 2020 that the mine has been ramping up to full operations after the commissioning of its conveyor and material handling systems. Operations had been reduced since March 2019 due to a fire at the mine and COVID-19 restrictions.
●	Canadian Malartic (1.5% royalty) – In February 2021, Agnico Eagle and Yamana announced a positive construction decision for the Odyssey underground project. Ramp development started in December 2020. Production at Odyssey South and East Gouldie, where Franco-Nevada has royalty claims, is expected to begin in late 2023 and 2027, respectively.
●	Island Gold (0.62% royalty) – Alamos announced that it began construction of the Phase III expansion in December 2020. The expansion is expected to increase average annual production by 72% to 236,000 ounces starting in 2025.
●	Hardrock (3% royalty) – In December 2020, Orion Mine Finance agreed to acquire Centerra’s 50% interest in the project and Equinox agreed to acquire Premier Gold. Subsequently, in March 2021, Equinox announced it had entered into an agreement with Orion to acquire an additional 10% interest in the project, increasing its stake to 60%. Orion will hold the remaining 40% interest in the project.
●	Red Lake (Bateman) (2% royalty) – In February 2021, Battle North Gold announced that it is proceeding with the construction of the Bateman gold project. Based on the current construction schedule, processing of ore is targeted at the end of 2021 and commercial production at the end of 2022.

●	Ring of Fire (various royalties) – In December 2020, Wyloo Metals, a private company, acquired Resource Capital Funds’ investment interests in Noront Resources including a 22% ownership stake and a $15 million convertible loan. Andrew Forrest, founder of Fortescue Metals Group, is the principal investor in Wyloo Metals.

Rest of World:

●	Sabodala (gold stream) – In February 2021, Endeavour Mining completed the acquisition of Teranga Gold. Endeavour is targeting a definitive feasibility study for the Sabodala-Massawa plant expansion in late 2021.
●	Tasiast (2% royalty) – Kinross expects production at Tasiast to increase in 2021 as mining accesses higher grade ore zones and the Tasiast 24k project to increase throughput capacity continues.
●	Subika (Ahafo) (2% royalty) – Production from Ahafo is expected to increase in 2021 due to the Subika Underground delivering higher tonnes. Newmont has reported Subika as having significant underground potential for near-mine exploration opportunities. Franco-Nevada expects more production from the Subika royalty as mining at Ahafo returns to royalty grounds.
●	Duketon (2% royalty) – In December 2020, Regis Resources announced its approval of the Garden Well South underground mine. Development is expected to commence in March 2021. Processing of first underground development ore is scheduled by December 2021 and stope production by June 2022. Exploration below Garden Well, Rosemont and Gloster continues to define new mineralisation extensions.

Energy: Revenue from the Energy assets decreased to $27.8 million in Q4/2020 compared to $30.0 million in Q4/2019. Revenues were negatively impacted by lower realized commodity prices and lower volumes associated with a reduction in drilling by operators. These factors were partly offset by the incremental royalties we recognized on our newly acquired interests in the Haynesville shale play of $4.2 million.

U.S.:

●	Marcellus (1% royalty) – The royalty contributed $4.9 million to revenue in Q4/2020, flat relative to Q4/2019, reflecting consistent production volume. In 2021, we expect drilling activity levels to remain consistent with those in 2020.
●	SCOOP/STACK (various royalty rates) – Royalties from SCOOP/STACK decreased compared to Q4/2019 due to lower realized commodity prices and lower volumes due to reduced drilling by the operators within the play and on royalty lands. In 2021, additional royalties acquired under the Royalty Acquisition Venture with Continental are expected to provide additional volume contribution.
●	Permian Basin (various royalty rates) – Revenue from Franco-Nevada’s interests in the Permian Basin decreased compared to the same quarter in the prior year due to lower realized prices. In 2021, we expect a rebound in drilling activity as commodity prices recover.

Canada:

●	Weyburn (NRI, ORR, WI) – Revenue from Weyburn contributed $5.2 million in Q4/2020 compared to $8.1 million in Q4/2019 due mostly to lower contribution from the NRI as a result of lower realized oil prices. In 2021, we anticipate an increase in revenue, reflecting the NRI royalty’s leverage to oil prices.
●	Orion (4% GORR) – Revenue from Orion decreased compared to Q4/2019 due to lower realized prices. Production levels at the asset are now consistently ~20,000 bbl/day.

Shareholder Information

The complete Audited Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, March 11, 2021 at 10:00 a.m. Eastern Time to review Franco-Nevada’s 2020 results, as well as discuss its 2021 and five-year outlook.

Interested investors are invited to participate as follows:

●	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
●	Conference Call Replay until March 18, 2021: Toll-Free (888) 390-0541; International (416) 764-8677; Code 525504 #
●	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, audits being conducted by the Canada Revenue Agency, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the Company’s at-the-market equity program (the “ATM Program”), and the Company’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Company as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES: Cash Costs, Adjusted EBITDA, and Adjusted Net Income are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR. Comparative information has been recalculated to conform to current presentation.

1	GEOs include Franco-Nevada’s attributable share of production from our Mining assets, after applicable recovery and payability factors, and do not include Energy assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other mining commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the mining commodity was produced or sold. For Q4/2020, the average commodity prices were as follows: $1,873 gold (Q4/2019 - $1,480), $24.39 silver (Q4/2019 - $17.31), $939 platinum (Q4/2019 - $907) and $2,348 palladium (Q4/2019 - $1,800). For 2020, the average commodity prices were as follows: $1,770 gold (2019 - $1,392), $20.55 silver (2019 - $16.20), $884 platinum (2019 - $863) and $2,194 palladium (2019 - $1,539).
2	Adjusted Net Income and Adjusted Net Income per share are non-IFRS financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
3	Adjusted EBITDA and Adjusted EBITDA per share are non-IFRS financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.

Reconciliation to IFRS measures:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per GEO amounts)	2020	2019	2020	2019
Total costs of sales	$114.2	$119.0	$399.8	$408.0
Depletion and depreciation	(67.5)	(72.7)	(241.0)	(263.2)
Energy operating costs	(1.9)	(2.2)	(6.4)	(7.3)
Cash Costs attributable to GEOs sold	$44.8	$44.1	$152.4	$137.5
GEOs	147,476	153,396	521,564	516,438
Cash Costs per GEO sold	$304	$287	$292	$266

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2020	2019	2020	2019
Net Income	$176.7	$113.3	$326.2	$344.1
Income tax expense	21.5	17.2	13.3	61.8
Finance expenses	0.8	2.1	3.5	10.6
Finance income	(0.7)	(0.8)	(3.7)	(3.5)
Depletion and depreciation	67.5	72.7	241.0	263.2
Impairment charges (reversals)	(9.6)	—	262.1	—
Foreign exchange (gains)/losses and other (income)/expenses	(2.5)	(2.8)	(2.8)	(2.8)
Adjusted EBITDA	$253.7	$201.7	$839.6	$673.4
Basic weighted average shares outstanding	190.9	188.8	190.3	187.7
Adjusted EBITDA per share	$1.33	$1.07	$4.41	$3.59

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2020	2019	2020	2019
Net Income	$176.7	$113.3	$326.2	$344.1
Impairment charges (reversals)	(9.6)	—	262.1	—
Foreign exchange (gains)/losses and other (income)/expenses	(2.5)	(2.8)	(2.8)	(2.8)
Tax effect of adjustments	(1.6)	0.3	(69.2)	0.2
Adjusted Net Income	$163.0	$110.8	$516.3	$341.5
Basic weighted average shares outstanding	190.9	188.8	190.3	187.7
Adjusted Net Income per share	$0.85	$0.59	$2.71	$1.82

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2020	2019
ASSETS
Cash and cash equivalents (note 5)	$534.2	$132.1
Receivables	93.4	97.8
Prepaid expenses and other (note 7)	36.1	48.8
Current assets	$663.7	$278.7

Royalty, stream and working interests, net (note 8)	$4,632.1	$4,797.8
Investments and loan receivable (note 6)	238.4	183.2
Deferred income tax assets (note 16)	45.1	6.8
Other assets (note 9)	13.6	14.1
Total assets	$5,592.9	$5,280.6

LIABILITIES
Accounts payable and accrued liabilities (note 10)	$40.8	$41.8
Current income tax liabilities	12.4	11.6
Current liabilities	$53.2	$53.4

Debt (note 11)	$—	$80.0
Deferred income tax liabilities (note 16)	91.5	82.4
Other liabilities	4.4	2.6
Total liabilities	$149.1	$218.4

SHAREHOLDERS’ EQUITY (note 17)
Share capital	$5,580.1	$5,390.7
Contributed surplus	14.0	14.2
Deficit	(34.4)	(164.4)
Accumulated other comprehensive loss	(115.9)	(178.3)
Total shareholders’ equity	$5,443.8	$5,062.2
Total liabilities and shareholders’ equity	$5,592.9	$5,280.6

Commitments and contingencies (notes 22 and 23)
Subsequent event (note 24)

The accompanying notes are an integral part of these consolidated financial statements and can be found in 2020 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE INCOME

(in millions of U.S. dollars and shares, except per share amounts)

	For the year ended
	December 31,
	2020	2019
Revenue (note 12)	$1,020.2	$844.1

Costs of sales
Costs of sales (note 13)	$158.8	$144.8
Depletion and depreciation	241.0	263.2
Total costs of sales	$399.8	$408.0
Gross profit	$620.4	$436.1

Other operating expenses (income)
Impairment charges and reversals (note 8)	$262.1	$—
General and administrative expenses	28.8	28.8
Gain on sale of gold bullion	(7.0)	(2.9)
Total other operating expenses	$283.9	$25.9
Operating income	$336.5	$410.2
Foreign exchange gain (loss) and other income (expenses)	$2.8	$2.8

Income before finance items and income taxes	$339.3	$413.0

Finance items (note 15)
Finance income	$3.7	$3.5
Finance expenses	(3.5)	(10.6)
Net income before income taxes	$339.5	$405.9

Income tax expense (note 16)	13.3	61.8
Net income	$326.2	$344.1

Other comprehensive income

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$19.6	$32.3

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax (note 6)	43.8	9.9
Other comprehensive income	$63.4	$42.2

Comprehensive income	$389.6	$386.3

Earnings per share (note 18)
Basic	$1.71	$1.83
Diluted	$1.71	$1.83
Weighted average number of shares outstanding (note 18)
Basic	190.3	187.7
Diluted	190.7	188.0

The accompanying notes are an integral part of these consolidated financial statements and can be found in our 2020 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the year ended
	December 31,
	2020	2019
Cash flows from operating activities
Net income	$326.2	$344.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	241.0	263.2
Share-based payments	5.6	4.9
Impairment charges and reversals	262.1	—
Unrealized foreign exchange loss	0.4	—
Deferred income tax (recovery) expense	(35.2)	22.7
Other non-cash items	(12.0)	(7.8)
Acquisition of gold bullion	(37.9)	(31.8)
Proceeds from sale of gold bullion	52.7	36.2
Operating cash flows before changes in non-cash working capital	$802.9	$631.5
Changes in non-cash working capital:
Decrease (increase) in receivables	$4.4	$(22.3)
Decrease (increase) in prepaid expenses and other	1.4	(14.3)
(Decrease) increase in current liabilities	(4.8)	22.8
Net cash provided by operating activities	$803.9	$617.7

Cash flows from investing activities
Acquisition of royalty, stream and working interests	$(311.1)	$(443.9)
Acquisition of energy well equipment	(1.5)	(1.3)
Proceeds from sale of investments	3.6	13.0
Acquisition of investments	—	(3.9)
Net cash used in investing activities	$(309.0)	$(436.1)

Cash flows from financing activities
Proceeds from at-the-market equity offerings	$135.7	$136.0
Repayment of term loan	(80.0)	(80.0)
Proceeds from draw of term loan	—	160.0
Repayment of revolving credit facilities	—	(485.0)
Proceeds from draw of credit facilities	—	275.0
Credit facility amendment costs	—	(0.8)
Payment of dividends	(154.9)	(138.2)
Proceeds from exercise of stock options	7.4	13.2
Net cash used in financing activities	$(91.8)	$(119.8)
Effect of exchange rate changes on cash and cash equivalents	$(1.0)	$0.6
Net change in cash and cash equivalents	$402.1	$62.4
Cash and cash equivalents at beginning of year	$132.1	$69.7
Cash and cash equivalents at end of year	$534.2	$132.1

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$2.4	$9.5
Income taxes paid	$51.2	$38.6

The accompanying notes are an integral part of these consolidated financial statements and can be found in our 2020 Annual Report available on our website